

07001007


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2007
WASH, D.C. 190 SECTION

SECURITIES A[illegible]
Washington, [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Treasurer 617-598-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires July 6, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedule as of and for the year ended October 31, 2006
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT



SEC MAIL
PROCESSING
RECEIVED
JAN 0 3 2007
WASH., D.C.
190
SECTION

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the following financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Eaton Vance Management) for the year ended October 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

As discussed in Note 1, effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123R "Share-Based Payment" applying the modified retrospective method.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Eaton Vance Distributors, Inc. as of October 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 21, 2006

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
October 31, 2006

ASSETS	
Cash	$ 42,356,760
Investments at market value	95,969
Accounts receivable from sales of mutual fund shares	524,250
Intercompany note and interest receivable	35,129,011
Distribution fees and other receivables	23,844,244
Prepaid expenses	63,272
Deferred tax asset	2,277,636
TOTAL	$ 104,291,142
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 23,619,368
Accounts payable for mutual fund shares sold	441,435
Accounts payable to affiliates, net	638,012
Total liabilities	24,698,815
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	76,250,838
Retained earnings	3,321,489
Total stockholder's equity	79,592,327
TOTAL	$ 104,291,142

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF INCOME
Year Ended October 31, 2006

REVENUE:	
Service agreement income	$ 107,324,750
Service fees	122,697,284
Underwriting fees	12,599,636
Interest and other revenue	4,286,669
Total revenue	246,908,339
EXPENSES:	
Service fee expense	91,045,781
Distribution fee expense	84,766,088
Employee compensation and benefits	56,638,736
Other expenses	11,732,748
Total expenses	244,183,353
INCOME BEFORE INCOME TAXES	2,724,986
PROVISION FOR INCOME TAXES:	
Current	3,260,587
Deferred	(654,760)
Total provision for income taxes	2,605,827
Income before cumulative effect of change in accounting principle	119,159
Cumulative effect of change in accounting principle, net of tax	(262,583)
NET LOSS	$ (143,424)

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended October 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2005	$ 20,000	$ 70,003,268	$ 3,464,913	$ 73,488,181
Net loss	-	-	(143,424)	(143,424)
Stock-based compensation	-	5,308,299	-	5,308,299
Cumulative effect of change in accounting principle	-	207,804	-	207,804
Tax benefit of stock option exercises	-	731,467	-	731,467
BALANCE, OCTOBER 31, 2006	$ 20,000	$ 76,250,838	$ 3,321,489	$ 79,592,327

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (143,424)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(654,761)
Stock-based compensation	5,308,299
Cumulative effect of change in accounting principle, net of tax	262,583
Purchase of investments	(14,848)
Changes in:	
Investments at market value	(12,904)
Accounts receivable from sales of mutual fund shares	5,061,974
Distribution fees and other receivables	(2,939,364)
Prepaid expenses	29,012
Accounts payable and accrued liabilities	4,988,775
Accounts payable for mutual fund shares sold	(5,092,146)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,793,196
CASH FLOWS FROM FINANCING ACTIVITIES:	
Intercompany note receivable and interest receivable	(89,476)
Accounts payable to affiliates, net	3,938,798
Excess tax benefit of stock option exercises	731,467
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,580,789
NET INCREASE IN CASH	11,373,985
CASH, BEGINNING OF YEAR	30,982,775
CASH, END OF YEAR	$ 42,356,760
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 468,848

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Eaton Vance Distributors, Inc. ("the Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Management ("EVM"), which is ultimately a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVM and EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These financial statements were prepared from the separate records maintained by Eaton Vance Distributors, Inc., which include significant transactions with EVM and its subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Changes in these estimates may affect amounts reported in future periods.

Investments
Investments are recorded at market value and consist principally of money market funds and other Eaton Vance mutual funds and are carried at fair value based on quoted market prices. Net realized and unrealized holding gains or losses, as well as realized gains and losses, on these investments are reflected as a component of other revenue or other expense, as appropriate. The average cost method is used to determine the realized gain or loss on securities sold.

Mutual Fund Underwriting Activities
The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition
Service fees are recognized as services are provided to the Eaton Vance family of mutual funds. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Service fees are recorded gross of any third-party service fee arrangements; the expenses associated with these third-party distribution and service arrangements are recorded in service fee expense.

Related Party Transaction
The Company has an agreement with EVM whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2006, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:	
Distribution fees received from investment companies	$126,154,335
Costs incurred by EVM:	
Amortization of deferred sales commissions	$ 51,905,165
Deferred sales commissions	$111,898,026

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research ("BMR"), is the investment adviser. For its services, the Company is compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses, excluding stock-based compensation, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with accounting principles generally accepted in the Unites States of America. For the year ended October 31, 2006 the Company earned $107,324,750 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company has a note receivable from EVM due December 31, 2006, with a remaining principal balance of $35,000,000. Interest on the note accrues at a fixed rate of 4.34%, with interest due on a quarterly basis. Accrued interest receivable at October 31, 2006 was $129,011. The note may be prepaid in part or in full at any time. The Company recorded interest income of $1,347,168 related to the note for the year ended October 31, 2006.

In the normal course of business, the Company has transactions with other subsidiaries of EVM and EVC. These transactions resulted in a net payable to affiliates of $638,012 at October 31, 2006.

Income Taxes
Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse.

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Stock-Based Compensation
Effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" using the modified version of the retrospective transition application. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation." Upon the adoption of SFAS No. 123R, the Company established a deferred tax asset of $1,545,520, increased paid-in-capital by $17,273,268, and decreased retained earnings and accounts payable to affiliates, net by $14,417,079, and $1,310,669, respectively.

Under SFAS No. 123R, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Stock-based compensation expense for employees who are not retirement eligible is recognized on a straight-line basis over the service or vesting period of the option (generally five years). Prior to the implementation of SFAS No. 123R, and consistent with SFAS 123, it had been the Company's policy to recognize all stock-based compensation expense over the vesting period without regard to retirement eligibility. The Company continues to recognize all stock-based compensation expense for awards granted to retirement-eligible employees prior to November 1, 2005 over the vesting period. The Company immediately recognizes compensation expense at grant date for all retirement-eligible employees subsequent to the implementation of SFAS No. 123R on November 1, 2005. For awards granted to employees approaching retirement eligibility, the adoption of SFAS No. 123R resulted in the recognition of compensation expense on a straight-line basis over the period from the grant date through the retirement eligibility date.

Financial Instruments
Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash, intercompany note and interest receivable, distribution fees and other receivables, accounts payable and accrued liabilities, and accounts payable to affiliates, net. The fair value of these financial instruments approximates their carrying value as of October 31, 2006.

3. ACCOUNTING DEVELOPMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements but does not in itself require any new fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is currently evaluating this standard and its impact, if any, on the Company's financial statements.

In June 2006, the FASB issued interpretation No. 48, "Accounting for the Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the potential impact of the adoption of this interpretation.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At October 31, 2006, the Company had net capital of $31,202,895, which exceeds its minimum capital requirement of $1,680,235 at October 31, 2006. The ratio of aggregate indebtedness to net capital at October 31, 2006 was .81-to-1.

5. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plan
The Company has a profit sharing retirement plan for the benefit of substantially all employees. The Company contributed $1,703,820 for the year ended October 31, 2006, representing 15 percent of eligible employee compensation for the year.

Savings Plan and Trust
The Company has a Savings Plan and Trust which qualifies under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to make elective deferrals up to the plan's annual limitations. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040. The Company's expense under the plan was $176,167 for the year ended October 31, 2006.

6. STOCK PLANS

Effective November 1, 2005, the Company adopted SFAS No. 123R, using the modified version of the retrospective transition method. Under SFAS No. 123, the Company had previously made the election to recognize actual forfeitures when they occurred rather than estimate them at the grant date. Under SFAS No. 123R, this election no longer exists. The Company recognized a cumulative effect of a change in accounting principle of $262,583 on November 1, 2005, the adoption date, in order to adjust for expected forfeitures in excess of actual forfeitures on all grants made prior to October 31, 2005.

The Company recognized total compensation expense related to its stock-based compensation plans of $5,308,299 for the year ended October 31, 2006, which is included in employee compensation and benefits in the Statement of Income. The total income tax benefit recognized for stock-based compensation arrangements was $1,072,418.

Stock Option Plan

EVC has a Stock Option Plan (the "1998 Plan") under which options to purchase shares of EVC's non-voting common stock may be granted to all eligible employees of the Company. No stock options may be granted under the 1998 plan with an exercise price that is less than the fair market value of the stock at the time the stock option is granted. The options granted under the 1998 Plan expire five to ten years from the date of grant; options to employees vest over a five-year period as stipulated in each grant. The 1998 Plan contains provisions that, in the event of a change of control of EVC, may accelerate the vesting of awards. A total of 40.0 million shares have been reserved for issuance under the 1998 Plan. Through October 31, 2006, options to purchase 33.2 million shares have been issued pursuant to the 1998 Plan.

The Company's current retirement policy provides that an employee is eligible for retirement at age 65 and for early retirement with the Company's consent when the employee reaches age 55 with a combined age and years of service equal to at least 75. Because many of EVC's outstanding stock options allow for accelerated vesting of options upon retirement, the adoption of SFAS 123R resulted in the immediate recognition of compensation expense at grant date for all awards granted to retirement-eligible employees subsequent to the implementation of SFAS 123R on November 1, 2005. For awards granted to employees approaching retirement eligibility, the adoption of SFAS 123R resulted in compensation expense on a straight-line basis over the period from the grant date through the retirement eligibility date. Stock-based compensation expense for employees who are not

retirement eligible is recognized on a straight-line basis over the service or vesting period of the option (generally five years). Prior to the implementation of SFAS No. 123R, and consistent with SFAS 123, it had been the Company's policy to recognize all stock-based compensation expense over the vesting period without regard to retirement eligibility. The Company continues to recognize all stock-based compensation expense for awards granted to retirement-eligible employees prior to November 1, 2005 over the vesting period.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. The Company has no reason to believe that its future stock price volatility will differ from the past. The Company uses historical data to estimate option forfeiture rates. The expected term of options granted is derived using the simplified method in accordance with SEC Staff Accounting Bulletin No. 107. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair values of stock options granted during the year ended October 31, 2006 using the Black-Scholes option pricing model were as follows:

	October 31, 2006
Weighted average grant date fair value of options granted	$8.32
Assumptions:	
Dividend yield	1.4% to 1.6%
Volatility	27% to 30%
Risk-free interest rate	4.5% to 5.1%
Expected life of options	6.75 years

Stock option transactions under the 1998 Plan and predecessor plans are summarized as follows:

For the Year Ended October 31, 2006

(share and intrinsic value figures in thousands)	Shares	Weighted Average Exercise Price	Weighed Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding, beginning of Period	3,488	$15.87		
Granted	658	24.88		
Exercised	(360)	10.65		
Forfeited/Expired	(70)	19.03		
Options outstanding, end of period	3,716	$17.91	6.6	$48,798
Options exercisable, end of period	1,657	$14.67	5.4	$27,130

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2006 was $6,138,645.

The total fair value of EVC shares vested during the year ended October 31, 2006 was $4,103,050. The Company recorded compensation expense of $4,852,496 for the year ended October 31, 2006 relating to the 1998 Plan. As of October 31, 2006, there was $8,832,941 million of compensation expense related to nonvested share-based compensation arrangements granted under the 1998 Plan attributed to nonvested awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 3 years.

Employee Stock Purchase Plan

A total of 9.0 million shares of EVC's non-voting common stock have been reserved for issuance under the Employee Stock Purchase Plan. The plan qualifies under Section 423 of the United States Internal Revenue Code and permits eligible employees to direct up to 15 percent of their salaries up to a maximum of $12,500 per six-month offering period toward the purchase of EVC non-voting common stock at the lower of 90 percent of the market price of the non-voting common stock at the beginning or at the end of each six-month offering period. Through October 31, 2006, 7.1 million shares have been issued pursuant to this plan. The Company recorded compensation expense of $145,217 for the year ended October 31, 2006.

Incentive Plan-Stock Alternative

A total of 4.8 million shares of EVC's non-voting common stock have been reserved for issuance under the Incentive Plan-Stock Alternative. The plan permits employees and officers to direct up to half of their monthly and annual incentive bonuses toward the purchase of non-voting common stock at 90 percent of the average market price of the stock for the five days subsequent to the end of the offering period. Through October 31, 2006, 3.0 million shares have been issued pursuant to this plan. In accordance with SFAS No. 123R, the Company recorded compensation expense of $310,586 for the year ended October 31, 2006.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) and (k)(2) thereof.

8. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from underwriting and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds.

The following portfolio and related funds provided over 10 percent of the total revenue of the Company:

Tax-Managed Growth Portfolio and related funds:	
Underwriting and service fees	$71,810,457
Percent of revenue	29.1%

9. INCOME TAXES

Income taxes, stated as a percentage of income before income taxes, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	11.8%
Non deductible meals and entertainment expense	19.7%
Stock-based compensation (incentive stock options)	29.0%
Other	0.2%
Provision for income taxes	95.7%

The Company recorded a deferred tax asset of $2,277,636 as of October 31, 2006, related to stock-based compensation. All previous state net operating loss carry-forwards expired as of October 31, 2006. In fiscal 2006, the Company reduced its deferred tax assets by $343,914 and reversed a related valuation allowance of $222,547 to account for this expiration.

******

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
October 31, 2006

CAPITAL - Stockholder's equity	$ 79,592,327
DEDUCTIONS:	
Nonallowable assets:	
Accounts and note receivable from affiliate	36,008,943
Distribution fees and other receivables	10,036,418
Prepaid expenses	63,272
Deferred tax asset	2,277,636
Total deductions	48,386,269
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	31,206,058
HAIRCUTS ON SECURITIES	3,163
NET CAPITAL	$ 31,202,895
AGGREGATE INDEBTEDNESS:	
Accounts payable for mutual fund shares sold	$ 66,215
Accounts payable and accrued liabilities	23,619,368
Accounts payable to affiliate	1,517,944
TOTAL AGGREGATE INDEBTEDNESS	$ 25,203,527
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 1,680,235
EXCESS NET CAPITAL	$ 29,522,660
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.81

There are no material differences between the net capital computation above and that per the FOCUS report as filed.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 21, 2006

To the Board of Directors of
Eaton Vance Distributors, Inc.
255 State Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") for the year ended October 31, 2006 (on which we issued our report dated December 21, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control of the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP